

RECEIVED
2010 FEB 16 A 10:



ORGANIZACION
Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, February 8th,2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

We hereby inform to you that today we have received from Cavali a Report of Changes in Title ownership in the Pension Funds Administrators. Therefore, the shareholders with more than the 5% of the social capital are the following:

	Identification Number	Nacionality	Participation
LA POSITIVA VIDA SEG.Y REASEG.S.A.	RUC 20454073143	Peruana	9.15%
RI-FONDO 3	RUC 20510398158	Peruana	8.06%
HO-FONDO 2	RUC 92143980821	Peruana	6.54%
HORSESHOE BAY LIMITED	Otro 038013580	Extranjera	6.46%
IN-FONDO 3	RUC 20157036794	Peruana	6.41%
PR-FONDO 2	RUC 92142829551	Peruana	5.21%

Faithfully yours

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

dle 2/16

Ferreyros |

FERREYROS S.A.A.

Lunes, 08 de Febrero de 2010

Sres.
CONASEV
Presente.-

HECHO DE IMPORTANCIA : Comunicación de Cambios en la Participación y Cargos de los Relacionados

De conformidad con lo establecido en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones, y en el Reglamento del Registro Público del Mercado de Valores, aprobado mediante Resolución CONASEV Nº 107-2002-EF/94.10 y Resolución CONASEV Nº 079-1997-EF/94.10 respectivamente, comunicamos la siguiente información:

Tipo de Organo: Otro Órgano
Fecha de Acuerdo: 08/02/2010

Tipo de Relacionado: ACCIONISTA
Tipo de Movimiento: CAMBIO
Accionista: HO-FONDO 2
% Participacion: 6.57
Fechas Inicial: 31/12/2009
Fecha Final: 08/02/2010
Observaciones: PROCEDIENDO A ACTUALIZAR INFORMACION DE ACUERDO AL REPORTE RECIBIDO DE CAVALI

Tipo de Relacionado: ACCIONISTA
Tipo de Movimiento: CAMBIO
Accionista: HO-FONDO 2
% Participacion: 6.54
Fechas Inicial: 08/02/2010

Tipo de Relacionado: ACCIONISTA
Tipo de Movimiento: CAMBIO
Accionista: IN-FONDO 3
% Participacion: 6.45
Fechas Inicial: 09/09/2009
Fecha Final: 08/02/2010
Observaciones: ACTUALIZACION INFORMACION DE ACUERDO A REPORTE RECIBIDO DE CAVALI

Tipo de Relacionado: ACCIONISTA
Tipo de Movimiento: CAMBIO
Accionista: IN-FONDO 3
% Participacion: 6.41
Fechas Inicial: 08/02/2010
Observaciones: ACTULIZACION DE ACUERDO A REPORTE RECIBIDO DE CAVALI

Tipo de Relacionado: ACCIONISTA
Tipo de Movimiento: CAMBIO
Accionista: LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.
% Participacion: 9.52
Fechas Inicial: 10/12/2009

Fecha Final: 08/02/2010

Tipo de Relacionado: ACCIONISTA
Tipo de Movimiento: CAMBIO
Accionista: LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.
% Participacion: 9.15
Fechas Inicial: 08/02/2010
Observaciones: ACTUALIZACION DE ACUERDO A REPORTE RECIBIDO DE CAVALI

Tipo de Relacionado: ACCIONISTA
Tipo de Movimiento: CAMBIO
Accionista: PR-FONDO 2
% Participacion: 5.31
Fechas Inicial: 31/12/2009
Fecha Final: 08/02/2010

Tipo de Relacionado: ACCIONISTA
Tipo de Movimiento: CAMBIO
Accionista: PR-FONDO 2
% Participacion: 5.21
Fechas Inicial: 08/02/2010
Observaciones: ACTUALIZACION DE ACUERDO A REPORTE RECIBIDO DE CAVALI

Tipo de Relacionado: ACCIONISTA
Tipo de Movimiento: CAMBIO
Accionista: RI-FONDO 3
% Participacion: 8.10
Fechas Inicial: 31/12/2009
Fecha Final: 08/02/2010

Tipo de Relacionado: ACCIONISTA
Tipo de Movimiento: CAMBIO
Accionista: RI-FONDO 3
% Participacion: 8.06
Fechas Inicial: 08/02/2010
Observaciones: ACTUALIZACION SEGUN REPORTE RECIBIDO DE CAVALI

TIPO RELACION	NOMBRE	% PARTICIPACION
ACCIONISTA	HO-FONDO 2	6.54
ACCIONISTA	HORSESHOE BAY LIMITED	6.46
ACCIONISTA	IN-FONDO 3	6.41
ACCIONISTA	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	9.15
ACCIONISTA	PR-FONDO 2	5.21
ACCIONISTA	RI-FONDO 3	8.06

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE BURSATIL
FERREYROS S.A.A.



Exemption pursuant to Rule 12g3-2(b) 82-4567
Submission of: Other information



Lima, February 8th,2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of January 31st , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours



PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

Ferreyros | 85

FERREYROS S.A.A.

RECEIVED
2010 FEB 16 A 10:41

Lunes, 08 de Febrero de 2010

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV Nº 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: ENERO - 2010

Listado de Acciones Comunes:
Nemonico: FERREYC1
Valor: FERREYROS S.A.
Nro.Total de Acciones: 424,816,167
Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PJ	RUC 20215376916	BUSLETT S.A.	00771283	9,476,522	2.230735	FERREYC1
PJ	Otro 091212733 00	HO-FONDO3	00932309	14,514,069	3.416553	FERREYC1
PJ	Otro 09212740 00	PR-FONDO3	00932318	13,637,013	3.210097	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	16,236,198	3.821935	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	6,719,122	1.581654	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	13,252,769	3.119648	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	27,462,658	6.464598	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	16,057,180	3.779795	FERREYC1
PJ	Otro 09212592 00	RI-FONDO3	00932377	34,261,147	8.064935	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	38,871,759	9.150254	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	27,769,040	6.536719	FERREYC1
PJ	Otro 09212737 00	IN-FONDO3	00932289	27,221,072	6.407730	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	12,733,250	2.997355	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	4,602,837	1.083489	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	2,223,049	0.523297	FERREYC1
PJ	Otro 09212739 00	PR-FONDO2	00932317	22,142,731	5.212309	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	17,583,644	4.139118	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	19,023,228	4.477991	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	6,368,509	1.499121	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	4,114,951	0.968643	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	3,133,282	0.737562	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	2,547,015	0.599557	FERREYC1
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	2,130,695	0.501557	FERREYC1
PJ	Otro 021009695	ATLANTIC SECURITY BANK	00701252	2,341,347	0.551144	FERREYC1

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PJ	RUC 20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	00074671	4,404,627	1.036831	FERREYC1
PJ	Otro 5020	MUSGRAVE FINANCE INCORPORATED	00937330	2,106,939	0.495965	FERREYC1
PJ	Otro 00942063	BCP ACCIONES FMIV	00942063	4,062,456	0.956286	FERREYC1
PJ	Otro 2008112802	ISHARES MSCI ALL PERU CAPPED INDEX FUND	01229008	3,426,367	0.806553	FERREYC1
PJ	RUC 20514900451	ING RENTA ACCIONES FMIV	00942445	2,157,370	0.507836	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE BURSATIL
FERREYROS S.A.A.